January 14, 2026

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp. III
Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

       Re: Helix Acquisition Corp. III
           Registration Statement on Form S-1
           Filed December 8, 2025
           File No. 333-291993
Dear Bihua Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joel L. Rubinstein